November 2, 2012

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Rolaine S. Bancroft

Re:	Discover Card Master Trust I

Form 10-K for Fiscal Year Ended November 30, 2011

Filed February 21, 2012

File No. 0-23108

Dear Ms. Bancroft:

Discover Bank, as depositor for Discover Card Master Trust I (the “Master Trust”), is pleased to respond to your letter dated October 26, 2012. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Exhibit 33.3 Report on Assessment of Compliance with Servicing Criteria – DPI

1.	We note your response to comment 3 of our letter dated September 28, 2012. You indicate in that response that you have determined that DPI did not specifically engage vendors to perform collection or payment activities and that in future filings you will revise the reports for DPI to remove the disclosure and representations specified in Telephone Interpretation 17.06. Consequently, the standard of compliance in Telephone Interpretation 17.06 is not applicable and DPI may not achieve compliance with the applicable servicing criteria by relying on policies and procedures that are designed to provide reasonable assurance that such vendor’s activities comply with such criteria and those policies and procedures are operating effectively. Please tell us whether DPI performed an assessment of its own compliance with respect to each of the criteria it had previously attributed to vendors. Likewise, also tell us whether the related attestation covers an assessment performed by DPI with respect to the same criteria.

Response: DPI did perform an assessment of its own compliance with respect to each of the criteria it previously attributed to vendors, and the related attestation covers that assessment performed by DPI with respect to the same criteria.

* * * * *

In connection with our response to the Staff’s comments, Discover Bank, as depositor for Discover Card Master Trust I, acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (302) 323-7434 or Ellen Marks of Latham & Watkins LLP at (312) 876-7626.

Sincerely,

/s/ Michael F. Rickert

Michael F. Rickert

Vice President, Chief Financial Officer

    and Treasurer

cc:	Mr. David Beaning, Securities and Exchange Commission

Ms. Ellen L. Marks, Latham & Watkins LLP

Christopher Greene, Esq., Discover Financial Services

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